February 6, 2019

Benjamin W. Mossman
President and Chief Executive Officer
Rise Gold Corp.
669 Howe St, Suite 650
Vancouver, BC V6C 0B4, Canada

       Re: Rise Gold Corp.
           Registration Statement on Form S-1
           Filed January 17, 2019
           File No. 333-229284

Dear Mr. Mossman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at (202) 551-3269 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
                                                            Mining
cc:    Brad Wiggins, Esq.